Exhibit 21

SIGNIFICANT SUBSIDIARIES

Name of Company	Jurisdiction of Incorporation
Beckman Coulter Australia Pty. Ltd.	Australia
Beckman Coulter Canada Inc.	Canada
Beckman Coulter United Kingdom Ltd.	England
Beckman Coulter France S.A.	France
Beckman Coulter G.m.b.H.	Germany
Beckman Coulter Hong Kong Ltd.	Hong Kong
Beckman Coulter S.p.A.	Italy
Beckman Coulter K.K.	Japan
Beckman Coulter International S.A.	Switzerland
Beckman Coulter Ireland Inc.	Panama